Health Advance Inc.

3651 Linden Road, Suite D155

Las Vegas, NV 89103

March 20, 2015

VIA EDGAR

Jennifer Thompson, Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Health Advance Inc.
Form 10-K for the Fiscal Year Ended July 31, 2014
Filed on November 12, 2014
File No. 333-177122

Dear Ms. Thompson:

We are in receipt of your comment letter dated March 12, 2015 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Form 10-K for the Fiscal Year Ended July 31, 2014

Item 9A. Controls and Procedures

Report of Management on Internal Control over Financial Reporting, page 18

1.	Please amend your filing to include management's assessment of the effectiveness of the registrant's internal control over financial reporting as of the end of the registrant's most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective as required by Item 308(a)(3) of Regulation S-K. Note that you are not permitted to conclude that internal control over financial reporting is effective if there are one or more material weaknesses in internal control over financial reporting.

RESPONSE: In response to the Staff’s comment, we respectfully revise our disclosure in the amendment and advise the Staff that based on management’s assessment, we conclude that, as of July 31, 2014, we did not maintain effective controls over the financial reporting control environment. Further, we have identified the following material weaknesses in internal control over financial reporting:

●	Segregation of Duties - As a result of limited resources, we did not maintain proper segregation of incompatible duties, namely the lack of an audit committee, an understaffed financial and accounting function, and the need for additional personnel to prepare and analyze financial information in a timely manner and to allow review and on-going monitoring and enhancement of our controls. The effect of the lack of segregation of duties potentially affects multiple processes and procedures.

●	Maintenance of Current Accounting Records -We may from time to time fail to maintain our records that in reasonable detail accurately and fairly reflect the transactions of the Company. This weakness specifically affects the payments and purchase cycle and therefore we failed to maintain effective internal controls over the completeness and cut off of accounts payable, expenses and other capital transactions.

●	Application of GAAP - We did not maintain effective internal controls relating to the application of generally accepted accounting principles in accounting for transactions in a foreign currency.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Health Advance Inc.

By:	/s/ Jordan Starkman
Name:	Jordan Starkman
Title:	Chief Executive Officer